EXHIBIT 4(b)

FORM OF POLICY (RETURN OF PREMIUM)

Home Office: 4333 Edgewood Road N.E. Cedar Rapids, Iowa 52499 (319)355-8511
A Stock Company (Hereafter called the Company, we, our or us)

GUARANTEED MINIMUM DEATH BENEFIT RIDER

If You elect this rider, 100% of Your Policy Value must be in one or more of the designated funds. You can generally transfer between the designated funds as permitted under Your policy; however, You cannot make transfers as provided for in the base policy to a non-designated fund.

The fee for this death benefit rider is 0.15%. This fee has been included in the mortality and expense risk fee and the administrative charge, shown in Section 2 - Policy Data, of the policy to which this rider is attached.

The Guaranteed Minimum Death Benefit provision in the Death Proceeds Section of the policy to which this rider is attached, is amended to include the addition of the following language:

The amount of this Guaranteed Minimum Death Benefit is equal to 100% of the total premiums paid for this policy, less any Adjusted Withdrawals (as described below), as of the date of death.

A withdrawal will reduce the Guaranteed Minimum Death Benefit by an amount referred to as the “Adjusted Withdrawal”.

The Adjusted Withdrawal will equal the gross withdrawal when:

1.	the Policy Value is greater than or equal to the Death Proceeds at the time of the withdrawal, or

2.

there is a Guaranteed Lifetime Withdrawal Benefit (GLWB) rider attached to Your policy at the time of the withdrawal and the amount of the withdrawal is less than or equal to the remaining Rider Withdrawal Amount.

The Adjusted Withdrawal, however, will be greater than the gross withdrawal, when the Policy Value is less than the Death Proceeds at the time of the withdrawal, and:

1.	there is not a Guaranteed Lifetime Withdrawal Benefit (GLWB) rider attached to Your policy, or

2.	there is a GLWB rider attached to Your policy at the time of the withdrawal and the amount of the withdrawal is greater than the remaining Rider Withdrawal Amount.

The Adjusted Withdrawal is equal to the following formula:

AW	=	the lesser of (RWA or GW) + EPW x (DP - RWA) / (PV - RWA), where:

GW	=	Gross withdrawal

RWA	=	Rider Withdrawal Amount remaining prior to the withdrawal, or zero if You have no
GLWB rider at the time of the withdrawal

EPW	=	Excess Partial Withdrawal = greater of (GW minus RWA or zero (0) )

DP	=	Death Proceeds prior to the withdrawal = greatest of (PV, CV, or GMDB)

PV	=	Policy Value prior to the withdrawal

CV	=	Cash Value prior to the withdrawal

GMDB	=	Guaranteed Minimum Death Benefit prior to the withdrawal

ICC13 RGMD161013	(1)

The death benefit amount cannot be withdrawn as a lump sum.

The amount of the death benefit will be included in a report sent to You at least once each year until the Annuity Commencement Date as described in Section 3, Reports to Owner provision, in the policy.

This rider is effective on the Policy Date and can only be terminated when the policy to which this rider is attached terminates, including when the Policy Value becomes zero, or is annuitized. Once terminated the rider fee will also terminate. This rider is subject to all the terms and conditions of the policy not inconsistent herewith. In the event of any conflict between the provisions of this rider and provisions of the policy, the provisions of this rider shall prevail over the provisions of the policy.

Signed for us at our home office.

SECRETARY	PRESIDENT

ICC13 RGMD161013	(2)